Exhibit 21.1

Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Subsidiaries	Jurisdiction of incorporation or organization
Goxus (BVI) Ltd.	BVI
Goxus (HK) Cultural Creative Limited	Hong Kong
Beijing Goxus International Management Consulting Ltd.	PRC

VIE
Goxus (Beijing) Creative and Cultural Co. Ltd.	PRC

VIE’s Subsidiaries
Goxus (Suqian) Creative and Cultural Ltd	PRC